EXHIBIT 3.3

AMENDMENT TO
ARTICLES OF INCORPORATION
of
MOUNTAIN HIGH ACQUISITIONS CORP.

Pursuant to the provisions of the Colorado Business Corporation Act, Sections 7-106-102 and 107(1), C.R.S. 1994, as amended, the Corporation adopts the following Amended Articles of incorporation.

The first paragraph of Article THIRD of the Articles of Incorporation shall read as follows:

THIRD: The aggregate number of shares which the Corporation shall have authority to issue is 750,000,000 of which 500,000,000 shall be designated as common stock, $0.0001 par value per share and 250,000,000 shall be designated at preferred stock, $0.0001 par value per share.

This Amendment was duly adopted by the Board of Directors on June 9, 2017 and by the shareholders on June 12, 2017.

IN WITNESS WHEREOF, the undersigned has signed these Amendment to Articles of Incorporation this 12th day of June, 2017.

/s/ Richard Stifel

Corporate Secretary